Exhibit 99.2

Published header:

IDEX Biometrics ASA: Private placement successfully completed on 9 November 2021

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

IDEX Biometrics ASA: Private placement successfully completed

Oslo, 10 November 2021. Reference is made to the press release from IDEX Biometrics ASA (“IDEX” or the “Company”) published on 9 November 2021 regarding a contemplated private placement (the “Private Placement”).

IDEX is pleased to announce that the Private Placement has been successfully completed and will raise gross proceeds to the Company of approx. USD 30 million, equivalent to NOK 256 million, through the issue of 89,777,824 new shares (the “Offer Shares”) at a price of NOK 2.85 per Offer Share (the “Offer Price”).

The Private Placement attracted strong interest from Norwegian, Nordic and international high-quality institutional investors and was multiple times oversubscribed. In light of the strong demand for the Company’s Offer Shares in the bookbuilding for the Private Placement, the Company decided to increase the offering size from up to the NOK equivalent of USD 25 million to up to the NOK equivalent of USD 30 million.

The Company intends to use the net proceeds from the Private Placement to cover the forecasted cash requirements until the point of cashflow break even as well as for general corporate purposes.

Allocation to investors will be communicated on 10 November 2021. The Private Placement will be settled by the Manager on a delivery-versus-payment basis on 12 November 2021. Offer Shares in the Private Placement will be settled with existing and unencumbered shares in the Company, pursuant to a share lending agreement expected to be entered into between the Manager, certain existing shareholders and the Company. The Offer Shares will thus be tradable from allocation. The share loan will be settled with a corresponding number of new shares in the Company which the board of directors of the Company today resolved to issue at the Offer Price pursuant to an authorization granted by the Company’s annual general meeting held on 12 May 2021.

As set out in the Company’s announcement on 9 November 2021, the Board has considered the Private Placement in light of the equal treatment obligations under applicable laws and regulations and found that the Private Placement, as undertaken, is in compliance with these requirements. The Board has therefore concluded that there will not be a subsequent offering.

Following registration of the share capital increase pertaining to the issue of the Offer Shares in the Norwegian Register of Business Enterprises, the Company will have a share capital of NOK 151,392,751.80, divided into 1,009,285,012 shares, each with a nominal value of NOK 0.15

About IDEX Biometrics ASA:

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity. For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

Advisors:

Arctic Securities AS acted as sole manager and bookrunner in connection with the Private Placement. Advokatfirmaet Ræder AS acted as Norwegian legal counsel to the Company. Cooley LLP acted as U.S. legal counsel to the Company. Advokatfirmaet Thommessen AS acted as legal advisor to the Manager.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to section 5-12 the Norwegian Securities Trading Act.

This stock exchange announcement was published by Erling Svela, VP Finance on 10 November 2021 at 08:00 CET on behalf of the Company.

For more information, please contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

James A. Simms, Chief Financial Officer

E-mail: jamie.simms@idexbiometrics.com

Tel: +1 978 319 5372

Important notice:

This announcement is not and does not form a part of any offer to sell, or a solicitation of an offer to purchase any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

This announcement is not an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. The Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this announcement will be made to “qualified institutional buyers” as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, “accredited investors” as defined in Regulation D under the Securities Act.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation, i.e., only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression “Prospectus Regulation” means Regulation 2017/1129 as amended together with any applicable implementing measures in any Member State. This communication is only being distributed to and is only directed at persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only for relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

Matters discussed in this announcement may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, “strategy”, “intends”, “estimate”, “will”, “may”, “continue”, “should” and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control.

Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operate, the Company’s ability to attract, retain and motivate qualified personnel, changes in the Company’s ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not provide any guarantees that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this document. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

This announcement is made by, and is the responsibility of, the Company. Neither the Manager nor any of its affiliates makes any representation as to the accuracy or completeness of this announcement and none of them accepts any responsibility for the contents of this announcement or any matters referred to herein.

This announcement is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgment. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities in the Company. Neither the Manager nor any of its affiliates accepts any liability arising from the use of this announcement.